FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
    FILING COMPANY: CLEARONE COMMUNICATIONS, INC., REGISTRATION NUMBER 333-82242
                                                SUBJECT COMPANY: E.MERGENT, INC.

The merger agreement for ClearOne Communications, Inc.'s acquisition of E.mergent, Inc. was filed by ClearOne Communications, Inc. under cover of Form 8-K on February 6, 2001 and is incorporated by reference into this filing.

Additional Information

ClearOne has filed with the SEC a registration statement that includes a preliminary proxy statement/prospectus for the merger. The registration statement and proxy statement/prospectus contain important information about ClearOne, E.mergent, the merger and related matters, including detailed risk factors. The information contained in the initial registration statement and preliminary proxy statement/prospectus is not complete and may be changed. E.mergent intends to mail a definitive proxy statement/prospectus to its stockholders in connection with seeking their approval of the merger. Investors and security holders are urged to read the definitive registration statement and proxy statement/prospectus carefully because they contain important information. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus through the web site maintained by the SEC at http://www.sec.gov, or by directing a request to ClearOne at 1825 Research Way, Salt Lake City, UT 84119, attention: Bryce Benson, telephone (801) 975-7200, or to E.mergent at 5960 Golden Hills Drive, Golden Valley, MN 55416, attention Jill Larson, telephone (736) 417-4257. In addition to the registration statement and the proxy statement/prospectus, ClearOne and E.mergent file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors and security holders may read and obtain free copies of any such reports, statements and other information through the web site maintained by the SEC, or by contacting ClearOne and E.mergent at the addresses listed above.

E.mergent, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning the participants in the solicitation is set forth in the ClearOne's registration statement and will be set forth in the proxy statement/prospectus when it becomes available.